Filed pursuant to Rule 433

Registration No. 333-217396

Registration No. 333-217396-01

Registration No. 333-217396-02

Dated November 20, 2017

JMP GROUP INC.
$50,000,000
7.25% Senior Notes due November 15, 2027

Term Sheet

Issuer:	JMP Group Inc.
Guarantors:	JMP Group LLC and JMP Investment Holdings LLC
Security description:	7.25% Senior Notes due 2027
Type of offering:	SEC Registered
Principal amount:	$50,000,000
Over-allotment option:	$7,500,000
Maturity:	November 15, 2027
Coupon:	7.25%
Interest payment dates:	February 15, May 15, August 15 and November 15, commencing on February 15, 2018
Redemption:	Redeemable at par on or after November 28, 2020
Trade date:	November 20, 2017
Settlement:	T+5; November 28, 2017
Offering price:	$25.00 per Note
Minimum Denomination / Multiples:	$25.00 / $25.00
Underwriters’ discount:	$0.7875 per Note
Price to issuer:	$24.2125 per Note
Proceeds, before expenses:	$48,425,000
CUSIP / ISIN:	466273 AA7 / US466273AA76
Ratings (Egan-Jones):*	BBB
Proposed listing:	Intend to apply to list on the New York Stock Exchange; if approved for listing, trading is expected to begin within 30 days of issuance
Joint Book-Running Managers:	UBS Securities LLC
Morgan Stanley & Co. LLC
Co-Managers:	JMP Securities LLC
Barrington Research Associates, Inc.
Trustee:	U.S. Bank National Association

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about November 28, 2017, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Issuer and the Guarantors have filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling UBS Securities LLC toll-free at 888-827-7275 or Morgan Stanley & Co. LLC toll-free at 800-584-6837.

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